                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:     Farmers Variable Life Separate Account A

Address of Principal Business Office:

          3003 - 77th Avenue, S.E.
          Mercer Island, Washington 98040

Telephone Number:  206-232-8400
Name and Address of Agents for Service of Process:

          C. Paul Patsis, President
          Paul G. Secord, Vice President
          David A. Demmon, Treasurer

          Farmers New World Life Insurance Company
          3003 - 77th Avenue, S.E.
          Mercer Island, Washington  98040

          M. Douglas Close, Vice President and General Counsel
          Farmers Insurance Group, Inc.
          4680 Wilshire Boulevard
          Los Angeles, California 90010

Check Appropriate Box:

       Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  /   /     No  / X /

Item 1.   Farmers Variable Life Separate Account A

Item 2. Registrant was organized under the laws of the State of Washington on April 6, 1999.

Item 3. Registrant is organized as a separate account of Farmers New World Life Insurance Company.

Item 4.   Registrant is a unit investment trust.

Item 5.   Not applicable.

Item 6.   Not applicable.

Item 7.   Not applicable.

Item 8.   (a)   Farmers New World Life Insurance Company
                3003 - 77th Avenue, S.E.
                Mercer Island, WA  98040

          (b)

------------------------------------------------------------------------------------------------
NAME                        POSITION WITH SPONSOR                       ADDRESS
------------------------------------------------------------------------------------------------
                                                                        3003 - 77th Avenue, S.E.
C. Paul Patsis              President & Director                        Mercer Island, WA  98040
------------------------------------------------------------------------------------------------
                                                                        3003 - 77th Avenue, S.E.
John R. Patton              Assistant Vice President                    Mercer Island, WA  98040
------------------------------------------------------------------------------------------------
                                                                        3003 - 77th Avenue, S.E.
Kathryn M. Callahan         Vice President & Actuary                    Mercer Island, WA  98040
------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
M. Douglas Close            Vice President & General Counsel            Los Angeles, CA  90010
------------------------------------------------------------------------------------------------
                                                                        3003 - 77th Avenue, S.E.
David A. Demmon             Assistant Vice President & Treasurer        Mercer Island, WA  98040
------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
Gerald A. Dulek             Assistant Vice President                    Los Angeles, CA  90010
------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
Howard Falk                 Vice President & Assistant Treasurer        Los Angeles, CA  90010
------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
Gerald E. Faulwell          Vice President                              Los Angeles, CA  90010
------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
Doren E. Hohl               Assistant Secretary                         Los Angeles, CA  90010
------------------------------------------------------------------------------------------------
                                                                        3003 - 77th Avenue, S.E.
Paul F. Hott                Assistant Vice President                    Mercer Island, WA  98040
------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
Hubert L. Mountz            Assistant Treasurer                         Los Angeles, CA  90010
------------------------------------------------------------------------------------------------
                                                                        2500 Farmers Way
Link R. Murphy, M.D.        Assistant Medical Director                  Columbus, OH  43235
------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                        3003 - 77th Avenue, S.E.
John R. Patton              Assistant Vice President                    Mercer Island, WA  98040
-------------------------------------------------------------------------------------------------------
                                                                        3003 - 77th Avenue, S.E.
James I. Randolph           Vice President & Assistant Secretary        Mercer Island, WA  98040
-------------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
Paul G. Secord              Vice President                              Los Angeles, CA  90010
-------------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
Maryann M. Seltzer          Assistant Secretary                         Los Angeles, CA  90010
-------------------------------------------------------------------------------------------------------
                                                                        2615 - 42nd Avenue West
Richard E. Bangert          Director                                    Seattle, WA  98199
-------------------------------------------------------------------------------------------------------
                                                                        6300 Sand Point Way, N.E., #307
Donald J. Covey             Director                                    Seattle, WA  98115
-------------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
Martin D. Feinstein         Director                                    Los Angeles, CA  90010
-------------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
James A. MacKinnon          Director                                    Los Angeles, CA  90010
-------------------------------------------------------------------------------------------------------
                                                                        1600 Seventh Avenue, Room 1802
Dennis I. Okamoto           Director                                    Seattle, WA  98191
-------------------------------------------------------------------------------------------------------
                                                                        4680 Wilshire Blvd.
Keitha T. Schofield         Director                                    Los Angeles, CA  90010
-------------------------------------------------------------------------------------------------------
                                                                        6131 - 128th Avenue, N.E.
Gary R. Severson            Director                                    Kirkland, WA  98033
-------------------------------------------------------------------------------------------------------
                                                                        1201 Third Avenue, Suite 3390
John F. Sullivan, Jr.       Director                                    Seattle, WA  98101
-------------------------------------------------------------------------------------------------------


Item 9.     (a)   No.

            (b)   Not applicable.

            (c)   Yes.

            (d)   No.

            (e)   Not applicable.

Item 10.    Zero.

Item 11.    No.

Item 12.    Not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Mercer Island, the State of Washington on the 27th day of July, 1999.

FARMERS VARIABLE LIFE SEPARATE ACCOUNT A

ATTEST:



/s/ John R. Patton                             By:  /s/ C. Paul Patsis
------------------                                  ------------------
Name:  John R. Patton                          Name:  C. Paul Patsis
Title: Assistant Vice President                Title: President and Director
       Farmers New World Life                         Farmers New World Life
       Insurance Company                              Insurance Company